Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement Nos. 333-204616 on Form F-3 and No. 333-203139 on Form S-8 of our report dated August 11, 2014, relating to the combined and consolidated financial statements of GasLog Partners LP. (the “Partnership”) for the year ended December 31, 2013 appearing in the Annual Report on Form 20-F of the Partnership for the year ended December 31, 2015. We also consent to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

August 1, 2016